Filed by Cargill, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: IMC Global Inc.

SEC File No.: 333-114300

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 (File No. 333-114300) with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Cargill, Incorporated’s and IMC’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004.

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[LOGO OF CARGILL]        [LOGO OF IMC GLOBAL]

News Release

www.cargill.com/today/press.htm

www.imcglobal.com

Date:	Tuesday, September 7, 2004

Contacts:	Douglas Hoadley, IMC Global Inc., 847-739-1826, dahoadley@imcglobal.com

Gray Gordon, Cargill Crop Nutrition, 813-671-6145, Gray_Gordon@cargill.com

Larry Stranghoener Named Executive Vice President and

Chief Financial Officer of The Mosaic Company

MINNEAPOLIS and CHICAGO – Lawrence W. Stranghoener has been named Executive Vice President and Chief Financial Officer of The Mosaic Company. Stranghoener will become the first CFO of Mosaic, the Minneapolis based crop nutrition company to be formed upon the closing of the combination of Cargill Crop Nutrition, a business unit of Cargill, Incorporated, and IMC Global Inc. (NYSE: IGL).

Stranghoener, 50, is currently Executive Vice President and Chief Financial Officer of Thrivent Financial where he has had responsibilities over Thrivent’s investments, finance and related functions for the past 3½ years. Stranghoener will have responsibility for the global financial affairs of The Mosaic Company.

Prior to joining Thrivent, Stranghoener worked for over 17 years in various senior management positions with Honeywell, Inc. in the United States and Europe, including as vice president and chief financial officer, vice president of business development, vice president of finance and director of investor relations. A native of Appleton, Wis., Stranghoener earned a bachelor’s degree in American Studies from St. Olaf College and received his M.B.A. from the J.L. Kellogg Graduate School of Management from Northwestern University, Evanston, Ill. Stranghoener holds the professional designation Chartered Financial Analyst (CFA).

IMC Global and Cargill are working cooperatively with the Securities and Exchange Commission to obtain effectiveness of a definitive proxy statement/prospectus to be mailed to common shareholders of record with respect to the Mosaic transaction. IMC Global will establish a definitive date for the special meeting of common shareholders and send the definitive proxy statement/prospectus to common shareholders of record following receipt of such effectiveness. Earlier, Cargill and IMC received notice from the United States antitrust and Canada competition regulators informing the parties that the transaction can be consummated as proposed.

About Cargill Crop Nutrition

Cargill Crop Nutrition is a business unit of Cargill, Incorporated, an international provider of food, agricultural and risk management products and services. With 101,000 employees in 60 countries, Cargill is committed to using its knowledge and experience to collaborate with customers to help them succeed. For more information, visit www.cargill.com or www.cargillfertilizer.com.

About IMC Global Inc.

From multiple mines and plants in North America, IMC Global serves world agriculture as the largest producer and marketer of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global “feeds the land that feeds the world.” For more information, visit www.imcglobal.com.

About The Mosaic Company

Mosaic is expected to have pro forma, trailing annual revenues of about $4.7 billion. It will be the world’s largest producer and marketer of concentrated phosphate and potash crop nutrients. The new company will operate phosphate production facilities in Florida and Louisiana in the United States and potash production facilities in Saskatchewan, Canada, as well as in New Mexico and Michigan in the United States. It also will be a 50 percent owner in Saskatchewan-based Saskferco Products Inc., one of the world’s most efficient nitrogen production facilities; have equity interests in phosphate production facilities in the key growth markets of Brazil and China; and operate key distribution facilities in 11 countries serving customers in 33 countries.

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391,
Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of The Mosaic Company (formerly Global Nutrition Solutions, Inc.) filed with the SEC on April 8, 2004 and most recently amended on August 27, 2004.

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